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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1
 TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE
                                  ACT OF 1934

                                 COCENSYS, INC.
                           (NAME OF SUBJECT COMPANY)

                         PURDUE ACQUISITION CORPORATION
                               PURDUE PHARMA L.P.
                                   (BIDDERS)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   191263201
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                             HOWARD R. UDELL, ESQ.
                         PURDUE ACQUISITION CORPORATION
                             C/O PURDUE PHARMA L.P.
                             100 CONNECTICUT AVENUE
                        NORWALK, CONNECTICUT 06850-3590
                                 (203) 853-0123
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)
                            ------------------------

                                    Copy To:

                             STUART D. BAKER, ESQ.
                             CHADBOURNE & PARKE LLP
                              30 ROCKEFELLER PLAZA
                            NEW YORK, NEW YORK 10112
                                 (212) 408-5100

                           CALCULATION OF FILING FEE

-------------------------------------------------------------------------------------------------------
              TRANSACTION VALUATION*                              AMOUNT OF FILING FEE**
              ----------------------                              ----------------------
                    $6,816,299                                            $1,364
-------------------------------------------------------------------------------------------------------

 * For purposes of calculating the amount of the filing fee only. The amount assumes the purchase of 5,876,120 shares of Common Stock, par value $0.001 per share (the "Shares") of the Subject Company, at a price per Share of $1.16 in cash. Such number of shares represents all the Shares outstanding on August 5, 1999, plus the number of Shares issuable upon the exercise of all outstanding options of the Subject Company and the conversion into Shares of the Series D Preferred Stock of the Subject Company.

** 1/50th of one percent of the Transaction Value.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A                        Filing Party: N/A
Form or Registration No.: N/A                       Date filed: N/A

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

                                     14D-1

    CUSIP NO. 191263201                                   PAGE 2 OF 7 PAGES

---------------------------------------------------------------------------
  1        NAME OF REPORTING PERSONS:
           PURDUE ACQUISITION CORPORATION
           S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSONS:
---------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
           (a) [ ] (b) [ ]
---------------------------------------------------------------------------
  3        SEC USE ONLY
---------------------------------------------------------------------------
  4        SOURCE OF FUNDS:
           AF
---------------------------------------------------------------------------
  5                     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                                REQUIRED PURSUANT TO ITEM 2(e) or 2(f):
           N/A                                                                                               [
           ]
---------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION:
           STATE OF DELAWARE
---------------------------------------------------------------------------
  7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           125(1)
---------------------------------------------------------------------------
  8               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
                                                         CERTAIN SHARES
                                                                    [ ]
---------------------------------------------------------------------------
  9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
           *(2)
---------------------------------------------------------------------------
  10       TYPE OF REPORTING PERSON
           CO
---------------------------------------------------------------------------

* less than 0.1%

(1) An executive officer of Purdue Acquisition Corporation ("Offeror"), an indirect wholly owned subsidiary of Purdue Pharma L.P. ("Parent"), owns indirectly 125 Shares of the Subject Company. Offeror and Parent disclaim beneficial ownership of such Shares. See Annex A of the Offer to Purchase.

(2) Based on a representation of the Subject Company.

                                     14D-1

    CUSIP NO. 191263201                                   PAGE 3 OF 7 PAGES

---------------------------------------------------------------------------

  1        NAME OF REPORTING PERSONS:
           PURDUE PHARMA L.P.
           S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSONS:
---------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
           (a) [ ] (b) [ ]
---------------------------------------------------------------------------

  3        SEC USE ONLY
---------------------------------------------------------------------------

  4        SOURCE OF FUNDS:
           WC
---------------------------------------------------------------------------

  5                     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                                REQUIRED PURSUANT TO ITEM 2(e) or 2(f):
           N/A
                                                                    [ ]
---------------------------------------------------------------------------

  6        CITIZENSHIP OR PLACE OF ORGANIZATION:
           State of Delaware
---------------------------------------------------------------------------

  7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           125(1)
---------------------------------------------------------------------------

  8               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
                                                         CERTAIN SHARES
                                                                    [ ]
---------------------------------------------------------------------------

  9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
           *(2)
---------------------------------------------------------------------------

  10       TYPE OF REPORTING PERSON
           PN
---------------------------------------------------------------------------

 * less than 0.1%

 (1) See footnote on previous page.

 (2) See footnote on previous page.

     This Tender Offer Statement on Schedule 14D-1 ("Schedule 14D-1") relates to a tender offer by Purdue Acquisition Corporation, a Delaware corporation ("Offeror"), and an indirect wholly owned subsidiary of Purdue Pharma L.P., a Delaware limited partnership ("Parent"), to purchase all outstanding shares of Common Stock, par value $0.001 per share (the "Common Stock"), of CoCensys, Inc., a Delaware corporation (the "Company"), at a purchase price of $1.16 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and which are incorporated herein by reference, with respect to the acquisition of securities of the same class referred to in Item 1 of this statement. Offeror has been formed in connection with the Offer and the transactions contemplated thereby.

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is CoCensys, Inc., a Delaware corporation, and the address of its principal executive offices is 213 Technology Drive, Irvine, California 92618.

     (b) The exact title of the class of equity securities being sought in the Offer is Common Stock, par value $0.001 per share, of the Company, including the associated rights to purchase Series A Junior Participating Preferred Stock issued under the Rights Agreement of the Company. The information set forth in the Introduction to the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a) -- (d); (g) The information set forth in the Introduction and Section 9 ("Certain Information Concerning PNC, Parent and Offeror") of the Offer to Purchase, and in Annex A thereto, is incorporated herein by reference.

     (e) -- (f) None of Offeror, Parent, or, to the best of their knowledge, any of the persons listed in Annex A of the Offer to Purchase, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a) None.

     (b) The information set forth in the Introduction, Section 9 ("Certain Information Concerning PNC, Parent and Offeror") and Section 11 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company") of the Offer to Purchase, and in Annex A thereto, is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

     (b) -- (c) Not applicable.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a) -- (e) The information set forth in the Introduction, Section 11 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company"), Section 12 ("Purpose of the Offer and the Merger; Plans for the Company") and Section 13 ("The Merger Agreement and the Series E Purchase Agreement") of the Offer to Purchase is incorporated herein by reference.

     (f) -- (g) The information set forth in Section 7 ("Certain Effects of the Transaction") of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) -- (b) The information set forth in Annex A to the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in the Introduction, Section 9 ("Certain Information Concerning PNC, Parent and Offeror"), Section 11 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company") and
Section 13 ("The Merger Agreement and the Series E Purchase Agreement") of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in the Introduction and in Section 17 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     Not applicable.

ITEM 10.  ADDITIONAL INFORMATION.

     (a) None.

     (b) -- (c) The information set forth in Section 16 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in Section 7 ("Certain Effects of the Transaction") of the Offer to Purchase is incorporated herein by reference.

     (e) The information set forth in Section 16 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

     (f) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in its entirety.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)   Offer to Purchase, dated August 12, 1999.

(a)(2)   Letter of Transmittal with respect to the Shares.

(a)(3)   Form of Letter to Brokers, Dealers, Commercial Banks, Trust
         Companies and Other Nominees for Shares.

(a)(4)   Form of Letter to Clients for use by Brokers, Dealers,
         Commercial Banks, Trust Companies and Other Nominees for
         Shares.

(a)(5)   Notice of Guaranteed Delivery.

(a)(6)   IRS Guidelines for Certification of Taxpayer Identification
         Number on Substitute Form W-9.

(a)(7)   Form of Summary Advertisement, dated August 12, 1999.

(a)(8)   Press Release issued by Parent on August 6, 1999.

(b)      None.

(c)(1) Agreement and Plan of Merger, dated as of August 5, 1999, among Parent, Offeror and the Company.

(c)(2) Series E Purchase Agreement, dated as of August 5, 1999, between Offeror and the holder of the Series E Preferred.

(d)      None.

(e)      Not Applicable.

(f)      None.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: August 12, 1999

                                          PURDUE PHARMA L.P., by its
                                          general partner, PURDUE PHARMA INC.

                                          By: /s/ HOWARD R. UDELL

                                            ------------------------------------
                                          Name: Howard R. Udell
                                          Title:   Vice President and General
                                          Counsel

                                          PURDUE ACQUISITION CORPORATION

                                          By: /s/ HOWARD R. UDELL

                                            ------------------------------------
                                          Name: Howard R. Udell
                                          Title:   Vice President

                                 EXHIBIT INDEX

(a)(1)   Offer to Purchase, dated August 12, 1999.

(a)(2)   Letter of Transmittal with respect to the Shares.

(a)(3)   Form of Letter to Brokers, Dealers, Commercial Banks, Trust
         Companies and Other Nominees for Shares.

(a)(4)   Form of Letter to Clients for use by Brokers, Dealers,
         Commercial Banks, Trust Companies and Other Nominees for
         Shares.

(a)(5)   Notice of Guaranteed Delivery.

(a)(6)   IRS Guidelines for Certification of Taxpayer Identification
         Number on Substitute Form W-9.

(a)(7)   Form of Summary Advertisement, dated August 12, 1999.

(a)(8)   Press Release issued by Parent on August 6, 1999.

(b)      None.

(c)(1) Agreement and Plan of Merger, dated as of August 5, 1999, among Parent, Offeror and the Company.

(c)(2) Series E Purchase Agreement, dated as of August 5, 1999, between Offeror and the holder of the Series E Preferred.

(d)      None.

(e)      Not Applicable.

(f)      None.